Rule 424(b)(3)
                                        Registration Statement No.333-27465
                                        Cusip # 12560MBN7
PRICING SUPPLEMENT NO. 36,

Dated  September  23,  1998 to
Prospectus,  dated  June 6, 1997 and
Prospectus Supplement, dated June 12, 1997.

                               THE CIT GROUP, INC.
                     (formerly THE CIT GROUP HOLDINGS, INC.)
                         MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note              (   ) Senior Subordinated Note

Principal Amount:  U.S. $200,000,000.

Proceeds to Corporation:  100% or $200,000,000.

Issue Price:  Variable Price Reoffer.

Specified Currency:  U.S. Dollars.

Original Issue Date:  September 28, 1998.

Maturity Date:  September 28, 1999.

Interest Rate Basis:  Prime Rate.

Spread:  -290 basis points.

Initial Interest Rate: The Prime Rate determined one Business Day prior to the Original Issue Date minus 290 basis points.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about September 28, 1998.

                              GOLDMAN, SACHS & CO.


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Form:  Global Note.

Interest Reset Date:  Each Business Day to but excluding the Maturity Date.

Rate Cut-Off Date: Two Business Days prior to each Interest Payment Date. The interest rate for each day following the Rate Cut-Off Date to but excluding the Interest Payment Date will be the rate prevailing on the Rate Cut-Off Date.

Accrual of Interest:  Accrued  interest  will be computed by adding the Interest
        Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

InterestPayment Dates:  Quarterly on December 28, 1998, March 29, 1999, June 28,
        1999 and September 28, 1999, commencing December 28, 1998, provided that if any Interest Payment Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day, then the Interest Payment Date will be the first following day that is a Business Day. If the Maturity Date would otherwise fall on a day that is not a Business Day, then principal and interest on the Note will be paid on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

        Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Calculation Date:  The earlier of (i) the fifth Business Day after each Interest
        Determination Date or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Interest Determination Date: One Business Day prior to each Interest Reset Date.

Minimum Interest Rate:  0.0%.

Calculation Agent:  The CIT Group, Inc. (formerly The CIT Group Holdings, Inc.)

Trustee, Registrar, Authenticating and Paying Agent:
        Harris Trust and Savings Bank, under Indenture dated as of May 1, 1994 between the Trustee and the Corporation.


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                                  UNDERWRITING

Goldman, Sachs & Co. (the "Underwriter") is acting as principal in this transaction.

The Underwriter has advised the Corporation that it proposes to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.